

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 21, 2016

Brad A. Leist
Chief Financial Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive
Suite 300
Houston, TX 77063

> **Re:** **Ignite Restaurant Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 6, 2016**
> **File No. 001-35549**

Dear Mr. Leist:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Venroy K. July
        Hogan Lovells US LLP